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SEC MAIL PROCESSING
Received
FEB 23 2018
WASH, D.C.

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18000862

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SEC FILE NUMBER
8-67438

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: CABRILLO BROKER, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8895 Towne Centre Drive, Suite 105-619
(No. and Street)

San Diego (City) California (State) 92122 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wade Hansen (858) 452-9500
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauer & Company, LLC
(Name - if individual, state last, first, middle name)

P.O. Box 27887 (Address) Austin (City) Texas (State) 78755 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

DM

OATH OR AFFIRMATION

I, Wade Hansen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of CABRILLO BROKER, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Director
Title

JULIE C. TAKEMOTO
COMM. # 2125694
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
MY COMM. EXP. SEP. 29, 2019

Notary Public

This report contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity.
( ) (f) Statement of Changes in Subordinated Liabilities (not applicable)
(x) (g) Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
(x) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
( ) (k) A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x) (l) An Oath or Affirmation.
( ) (m) A Copy of the SIPC Supplemental Report.
(x) (n) Report on management's assertion letter regarding 15c3-3 Exemption Report
(x) (o) Management's assertion letter regarding 15c3-3 Exemption Report

CABRILLO BROKER, LLC

Financial Statements and Supplemental Schedules

December 31, 2017

CABRILLO BROKER, LLC
Index to Financial Statements and Supplemental Schedules
December 31, 2017

BAUER & COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Cabrillo Broker, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cabrillo Broker, LLC as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Cabrillo Broker, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Cabrillo Broker, LLC's management. Our responsibility is to express an opinion on Cabrillo Broker, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Cabrillo Broker, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 (Schedule I), the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (Schedule II) and the Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 (Schedule III) (collectively, the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Cabrillo Broker, LLC's financial statements. The supplemental information is the responsibility of Cabrillo Broker, LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Cabrillo Broker, LLC's auditor since 2015.

Austin, Texas
February 9, 2018

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

CABRILLO BROKER, LLC
Statement of Financial Condition
December 31, 2017

ASSETS

Cash and cash equivalents	$ 5,759
Accounts receivable from affiliates	16,900
Prepaid assets	1,400
Total assets	$ 24,059

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ -
Total liabilities	-
Member's equity	24,059
Total liabilities and member's equity	$ 24,059

See notes to financial statements.

CABRILLO BROKER, LLC
Statement of Operations
December 31, 2017

Revenues	$ -
Total revenues	-
Expenses	
Marketing & administrative expenses	6,000
Outside services	8,000
Professional fees	13,986
Rent	6,000
Regulatory fees	1,450
Insurance	576
Other expenses	105
	36,117
Net loss	$ 36,117

See notes to financial statements.

CABRILLO BROKER, LLC
Statement of Changes in Member's Equity
December 31, 2017

Balance, beginning of year	$ 65,496
Distributions	(5,320)
Net loss	(36,117)
Balance, end of year	$ 24,059

See notes to financial statements.

CABRILLO BROKER, LLC
Statement of Cash Flows
December 31, 2017

Cash flows from operating activities		
Net loss		$ (36,117)
Adjustments to reconcile net loss to cash used in operating activities		
Changes in operating assets and liabilities		
Accounts receivable		$ 17,585
Accounts receivable due from affiliates		(16,900)
Prepaid assets		(70)
Due to affiliates		(24,727)
Net cash used in operating activities		(60,229)
Cash flows from financing activities		
Distributions		(5,320)
Net cash used in financing activities		(5,320)
Net decrease in cash		(65,549)
Cash and cash equivalents, beginning of year		71,308
Cash and cash equivalents, end of year		$ 5,759
Supplemental disclosure of cash flow information:		
Income taxes paid		$ -
Interest paid		$ -

See notes to financial statements.

CABRILLO BROKER, LLC
Notes to Financial Statements
December 31, 2017

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Cabrillo Broker, LLC (the "Company") is a Texas limited liability company.

The Business. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company provides investment banking services primarily to emerging and middle market companies. These services include consultation and assistance with private offerings of equity and debt securities, mergers, acquisitions, divestitures, joint ventures, and other corporate finance transactions.

Basis of Accounting. These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash Equivalents. For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Revenue Recognition. Transaction fees are recognized as revenue upon completion of the transaction process. Advisory and consulting fees are recognized as the related services are rendered. Nonrefundable retainers are recognized when billed. Costs connected with transaction fees are expensed as incurred. The Company is evaluating the new revenue recognition standards for brokers and dealers and will be implementing the new standards as required.

Income Taxes. Effective 2016, the Company has elected to be taxed as an S-Corporation, which provides for all profits or losses to be reported directly on the member' personal income tax returns. As such, the Company does not pay federal corporate income taxes on its taxable income.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the

Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company files income tax returns in the U.S. in both federal and various state jurisdictions.

Concentration of Credit Risk. The Company maintains a cash balance with a financial institution. Management performs periodic evaluations of the relative credit standing of the institution. The Company has not sustained any material credit losses from this instrument.

Recent Accounting Pronouncements.

<u>Revenue Recognition</u> In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). The new accounting standard, along with its related amendments, replaces the current rules-based U.S. GAAP governing revenue recognition with a principles-based approach. The Company adopted the new standard on January 1, 2018 using the modified retrospective approach, which requires the Company to apply the new revenue standard to (i) all revenue contracts entered into after January 1, 2018 and (ii) all existing revenue contracts as of January 1, 2018 through a cumulative adjustment to equity. In accordance with this approach, revenues for periods prior to January 1, 2018 will not be revised.

The core principle in the new guidance is that a company should recognize revenue in a manner that fairly depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services. In order to apply this core principle, companies will apply the following five steps in determining the amount of revenue to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgment and an analysis of the material terms and conditions of the contract.

We do not anticipate that there will be material differences in the amount or timing of revenues recognized following the new standard's adoption date. Although total revenues may not be materially impacted by the new guidance, we do anticipate significant changes to our disclosures based on the additional requirements prescribed by ASC 606. These new disclosures include information regarding the significant judgments used in evaluating when and how revenue is (or will be) recognized and

data related to contract assets and liabilities.

2. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2017, the Company incurred $12,000 of rent, administrative and marketing expenses under an expense sharing arrangement with Cabrillo Advisors, Inc. ("Advisors", an entity with common ownership). The expenses are categorized as appropriate in the accompanying statement of operations. On October 3, 2017, the Company made a short-term loan with no interest or maturity date to Advisors in the amount of $21,000. The loan balance was offset by the monthly expenses due to Advisors under the expense sharing arrangement. As of December 31, 2017, the Company has a net receivable of $16,900 from Cabrillo Advisors, Inc., which is recorded as a receivable from affiliates in the accompanying statement of financial condition. The remaining loan balance of $17,900 was repaid by Advisors January 3, 2018.

3. NET CAPITAL REQUIREMENTS

Under Rule 15c3-l of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.
The Company's ratio at December 31, 2017 was 0 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2017, the Company had net capital of $5,759, which was $759 in excess of the amount required by the SEC. The Company's minimum net capital as of December 31, 2017 was $5,000. As of December 31, 2017, the Company's net capital was below the SEC Rule 17a-11 "early warning" threshold. Upon discovery, notification was sent to the regulators and the shortfall was corrected on January 3, 2018.

4. INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKER DEALERS PURSUANT TO RULE 15C3-3

The Company is exempt from Rule 15c3-3 under the exemptive provisions of paragraph (k)(2)(i) and, accordingly, has no possession or control requirements.

5. COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER DEALERS PURSUANT TO RULE 15c3-3

Because the Company does not hold funds or securities for the account of any customers, as defined by Securities and Exchange Commission Rule 15c3-3, no reserve is required. Consequently, a reserve requirement was not calculated and a reconciliation to that calculation is not included herein.

6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of the Report of Independent Registered Public Accounting Firm, the date the financial statements were available to be issued, and determined there are no material subsequent events requiring adjustment to or disclosure in its financial statements.

****

CABRILLO BROKER, LLC

Schedule I
Computation of Net Capital and Aggregate Indebetness
Under Rule 15c3-1

December 31, 2017

Total member's equity	$ 24,059
Less non-allowable assets	
Prepaid assets	1,400
Accounts receivable from affiliates	16,900
Net capital before haircuts on security positions	18,300
Less haircuts on security positions	-
Net Capital	5,759
Total aggregate indebtedness	-
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness')	$ 5,000
Net capital in excess of minimum requirement	$ 759
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$ (241)
Ratio of aggregate indebtedness to net capital	0%

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2017 as reported by Cabrillo Broker, LLC on January 13, 2018 on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See notes to financial statements.

CABRILLO BROKER, LLC

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2017

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(i) and, accordingly, has no reserve requirements. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of December 31, 2017; and a reconciliation to that calculation is not included herein.

CABRILLO BROKER, LLC

Schedule III

Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3

December 31, 2017

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(i) and, accordingly, has no possession or control requirements.

BAUER
& COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Cabrillo Broker, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Year Ended December 31, 2017, in which (1) Cabrillo Broker, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Cabrillo Broker, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Cabrillo Broker, LLC stated that Cabrillo Broker, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Cabrillo Broker, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cabrillo Broker, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 9, 2018

CABRILLO
BROKER

Cabrillo Broker, LLC (The "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) Throughout the most recent fiscal year without exception.

Cabrillo Broker, LLC

I, Wade Hansen, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Managing Director

Date:

8895 Towne Centre Drive, Suite 105-619 | San Diego, CA 92122
Phone 858.452.9500 | Fax 858.630.2867
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